Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL confirms the sale of its 48.83% interest in Spain’s CEPSA for €3.7 billion

TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL”) announced on August 1, 2011, that, in line with the agreement signed by TOTAL and IPIC on February 15, 2011, TOTAL has tendered its entire 48.83% interest in CEPSA following IPIC’s takeover bid for the company, at a price of €28 per share.

TOTAL received €3.7 billion for its shares on July 29, 2011. Aligned with its active asset management strategy, the transaction allows TOTAL to further reduce its exposure to European refining. It has cut its European refining capacity by nearly 25%, or 550,000 barrels per day, since early 2007.

TOTAL remains active in Spain, expanding its lubricant, specialty product and chemical operations.

Wholly owned by the government of the United Arab Emirates, IPIC held a 47.06% interest in CEPSA before it launched its takeover bid.

IPIC and TOTAL will continue to expand their partnership, especially in the field of exploration and production.

Italy – TOTAL strengthens its presence in Exploration-Production

TOTAL announced on July 5, 2011, the acquisition of Esso Italiana’s interests in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increases TOTAL’s equity stake in the operated Tempa Rossa field to 75%. The transfer of interests is subject to the approval of Italian authorities.

The Tempa Rossa project, located in Basilicata region, is important for the economic development of this region. The calls for tender for the main development contracts are under way and regional and governmental approvals are expected in summer 2011. A final investment decision on project implementation is planned towards the end of 2011, which would lead to an anticipated start of production in 2015 with a plateau level of 50,000 barrels of oil per day.

TOTAL continues to rationalize its European downstream portfolio (refining and marketing) - TOTAL signs a sale and purchase agreement with Rontec Investments LLP for its Retail Marketing and Fuel Distribution assets in the United Kingdom, the Channel Islands & the Isle of Man

TOTAL announced on June 21, 2011, that it had signed a sale and purchase agreement to sell most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man to Rontec Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the UK.

The assets included within this agreement consist of TOTAL’s UK retail network, comprising 810 TOTAL-branded service stations, its Butler heating oil business, the associated logistics infrastructure, as well as its Channel Islands and Isle of Man businesses.

The Rontec Investments consortium comprises Snax 24, one of the leading independent forecourt groups in the UK; Grovepoint, a London-based, independent principal investment firm; and Investec, an international specialist bank and asset manager.

This transaction, which is expected to complete later in 2011, is in line with the Group’s strategy of rationalising its downstream portfolio in Europe.

The sale process for TOTAL’s refining assets in the UK is ongoing.

In addition to its exploration and production operations, TOTAL will retain a direct market presence in the UK through its lubricants, aviation fuels, special fluids and chemicals businesses.

TOTAL and SunPower Partner to create a new global leader in the Solar Industry - Success of Friendly Tender Offer

On June 15, 2011, TOTAL and SunPower Corp. (NASDAQ: SPWRA, SPWRB) (“SunPower”) announced the success of TOTAL’s all-cash tender on SunPower to create a new global leader in the solar industry.

On June 15, 2011, TOTAL accepted for payment 30,220,701 shares of Class A common stock and 25,220,000 shares of Class B common stock at a purchase price of $23.25 per share for a total cost of approximately $1.3 billion. Following the expiration of the guaranteed delivery period on June 17, 2011, TOTAL accepted for payment an additional 4,535,981 shares of Class A common stock and no additional shares of Class B common stock. In the aggregate, TOTAL accepted for payment 34,756,682 shares of Class A common stock and 25,220,000 shares of Class B common stock at a purchase price of $23.25 per share for a total cost of approximately $1.4 billion.

Transaction details

As of June 15, 2011, based on the preliminary count by Computershare Trust Company, N.A., the depositary for the offer, 30,220,701 shares (approximately 52.2 percent) of Class A common stock and 31,208,640 shares (approximately 74.2 percent) of Class B common stock were validly tendered and not properly withdrawn. In addition, 16,964,440 shares (approximately 29.3 percent) of Class A common stock and 16,690,665 shares (approximately 39.7 percent) of Class B common stock were tendered pursuant to guaranteed delivery procedures, which permit shares to be delivered by the holder to the depositary by the expiration of the guaranteed delivery period on June 17, 2011. The tender offer expired at 12:00 midnight, New York City time, on Tuesday, June 14, 2011.*

Accordingly, on June 15, 2011, TOTAL accepted for payment 30,220,701 shares of Class A common stock and 25,220,000 shares of Class B common stock at a purchase price of $23.25 per share for a total cost of approximately $1.3 billion.

After the expiration of the guaranteed delivery period on June 17, 2011 (at 5:00 p.m., New York time), 37,009,624 shares of Class A common stock and 38,732,300 shares of Class B common stock were validly tendered in accordance with the terms of the offer and not properly withdrawn prior to the expiration of the offer. The tender with respect to SunPower’s Class A and Class B common stock is subject to proration, as more than 60 percent of SunPower’s Class A and Class B common stock, respectively, was tendered. The proration factor is approximately 93.9 percent for the Class A common stock and 65.1 percent for the Class B common stock.

Following the completion of the transaction, SunPower’s shares will continue to trade on NASDAQ under the symbols “SPWRA” and “SPWRB.”

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the solar energy industry, the tender offer and related transactions and the financial condition, results of operations, business, strategy and plans of TOTAL, including SunPower as a consolidated subsidiary of TOTAL. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. TOTAL does not assume any obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially include the following: the inability to identify and realize the anticipated benefits of the transaction, the risk that our respective businesses will suffer due to the transaction, and the competitive environment in the solar industry and competitive responses to the transaction. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission.

*	Shareholders tendering through guaranteed delivery procedures may have also tendered the same shares through the regular tender procedures. This is the reason why preliminary results reflect more than 100 percent of Class B common stock have been tendered.

Norway: TOTAL launches the Ekofisk South and Eldfisk II projects

On June 9, 2011, TOTAL announced the launch of the Ekofisk South and Eldfisk II projects offshore in the southern Norwegian North Sea on Production Licence (PL) 018. TOTAL holds a 39.90% interest in the licence.

The plan for development and operation for each project has been approved by the Norwegian authorities.

The Ekofisk South project will include a new platform (Ekofisk 2/4Z) and a new subsea facility (Ekofisk 2/4VB) at the Ekofisk complex. The platform is expected to have a 40 years design life and a capacity of 70,000 barrels of oil equivalent (boe) per day. The new facilities are expected to enable the drilling of 35 production and 8 water injection wells to further develop the Ekofisk field and increase oil recovery. Production start-up is expected early 2014.

The Eldfisk II project will include a new platform (Eldfisk 2/7S) at the Eldfisk complex and substantially upgrade the existing facilities on the Eldfisk field. The new platform is expected to have 40 years design life and a capacity of 70,000 boe per day. It will provide accommodation, new process facilities, and is expected to enable the drilling of 30 production and 9 water injection wells to further develop the Eldfisk field and increase oil recovery. Production start-up is expected in 2015.

These two projects are expected to enable the development of around 450 million barrels of oil equivalent of reserves.

The Ekofisk and Eldfisk fields were discovered in 1969 and 1970. First production was achieved from the Ekofisk field in 1971 and Eldfisk came on stream in 1979. The two fields produced around 260,000 boe per day on average in 2010.

PL 018 partners are TOTAL (39.90%), ConocoPhillips (35.11% and Operator), ENI (12.39%), Statoil (7.60%) and Petoro (5.00%).

Norway: TOTAL sells to Silex Gas Norway AS its stake in Gassled, the Norwegian gas transportation network

On June 8, 2011, TOTAL announced the signing of an agreement with Silex Gas Norway AS, a wholly owned subsidiary of Allianz, to sell its entire stake in Gassled (6.4%) and related entities for a price of NOK 4.64 billion (approximately US$ 870 million). The transaction is subject to approval by the relevant authorities.

Gassled is a joint venture formed in 2003 to transport natural gas from fields on the Norwegian Continental Shelf to Continental Europe and the UK. Gassled’s infrastructure assets comprise approximately 7,980 kilometers of natural gas pipelines and associated platforms, processing plants and terminals in Norway, Belgium, France, Germany and the UK. Gassled derives its revenues from tariff payments from Shippers using the system, these tariffs being regulated by the Norwegian Ministry of Petroleum and Energy.

TOTAL will continue to be a major user of the Gassled system with long term bookings to transport its equity gas production to customers in European markets.

Qatar: TOTAL Farms into Exploration Block BC with a 25% Interest

On May 30, 2011, TOTAL announced that it signed an agreement with CNOOC Middle East (Qatar) Limited, a wholly-owned subsidiary of CNOOC International Limited, to acquire a 25% interest in Qatar’s Block BC (pre-Khuff) exploration license. CNOOC Middle East (Qatar) Limited will continue to be the operator with a 75% interest.

Located 130 kilometers east of the Qatari coast, the offshore block covers an area of 5,649 square kilometers, with water depths ranging from 15 to 35 meters.

The Block BC Exploration and Production Sharing Agreement (EPSA), entered into with the Government of the State of Qatar, stipulates that 2D and 3D seismic surveys will be conducted and that at least three exploration wells will be drilled by 2014.

TOTAL Extends Cash Tender Offer to Acquire 60% of outstanding shares of SunPower Class A and B common stock

On May 25, 2011, TOTAL announced that it had filed its Form CO with the European Commission relating to its all-cash tender offer to purchase up to 60 percent of the outstanding shares of Class A common stock, and 60 percent of the outstanding shares of Class B common stock, of SunPower for $23.25 per share.

TOTAL announced therefore an extension of its all-cash tender offer. The offering period, previously scheduled to expire on May 31, 2011, was rescheduled to expire at 12:00 midnight, New York City time, on June 14, 2011, consistent with the terms of the previously announced tender offer agreement with SunPower.

Computershare Trust Company, N.A., the depositary for the offer, indicated that, as of 5:00 p.m., New York City time, on May 23, 2011, approximately 614,975 shares of Class A common stock and 284,774 shares of Class B common stock, which represent approximately 1.1% of the shares of Class A common stock and 0.7% of the shares of Class B common stock issued and outstanding as of April 27, 2011, had been validly tendered and not properly withdrawn in the Offer.

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the tender offer and related transactions and the financial condition, results of operations, business, strategy and plans of TOTAL. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. TOTAL does not assume any obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the proposed transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction, and the competitive environment in the solar industry and competitive responses to the transaction. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission.

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